Exhibit 99.1

SUZANO S.A.
Publicly Held Company
CNJP/MF No. 16.404.287/0001-55
NIRE 29.300.016.331

CALL NOTICE
ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

The Shareholders of (“Suzano” or “Company”) are hereby called, under article 124 of Law No. 6,404, dated as of December 15, 1976, as amended (“Brazilian Corporation Law”), to meet in Annual and Extraordinary General Meetings, to be held cumulatively on 25 April 2024, at 10:00 a.m. (“AEGM”), exclusively digitally, according to sub-item I of paragraph 2 of article 5 and paragraphs 2 and 3 of art. 28 of CVM Resolution No. 81, dated as of March 29, 2022, as amended (“RCVM 81/22”), to resolve on the following agenda:

1.At the Annual General Meeting

1.1.Examine the management accounts related to the fiscal year ended on December 31, 2023;

1.2.Examine, discuss, and vote on the financial statements of the Company for the fiscal year ended December 31, 2023, and to review the management report for said fiscal year;

1.3.Resolve on the allocation of net income for the fiscal year ended December 31, 2023, and the distribution of dividends;

1.4.Define the number of members that will comprise the Company’s Board of Directors;

1.5.Resolve on the election of members of the Company’s Board of Directors;

1.6.If the Fiscal Council is established, set the number of members comprising the Fiscal Council and decide on the election of its members; and

1.7.Set the overall annual compensation of the management and Fiscal Council, if established, of the Company for the year 2024.

2.At the Extraordinary General Meeting

1.1.Decide on the Company’s Performance Share Plan;

1.2.Decide on the Company’s Phantom Share Plan;

1.3.Decide on the increase in the Company’s share capital, upon capitalization of part of the Company’s Capital Increase Reserve balance;

1.4.Decide on the restatement of the Company’s Bylaws, to reflect the amendment of its Article 5, subject to the resolution described in item 2.3 above, and the cancellation of treasury shares approved at the Board of Directors’ meeting dated January 26, 2024; and

1.5.Authorize the Company’s management to take all measures that are necessary to completion of the approved matters, under the applicable law.

Exhibit 99.1
It is available to Shareholders, at Suzano’s head office, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Securities and Exchange Commission of Brazil (“CVM”) (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br), (a) the Management Report and the individual and consolidated Financial Statements of the Company and their respective Notes, all related to the fiscal year ended on December 31, 2023, followed by the independent auditor’s report and the Supervisory Board opinion; (b) the Management Proposal including the information required by articles 11 to 15 and Annexes A, B, and C of RCVM 81/22 (“Management Proposal”); (c) the Shareholder’s Manual, including instructions for attendance in the AEGM; and (d) the form of Absentee Voting Ballot for the AEGM.

Pursuant to the CVM Instruction 70, dated as of March 22, 2022 (“RCVM 70/22”), the minimum interest in the voting capital required for adopting a multiple voting procedure is five percent (5%). The request of said process for election of members of the Company’s Board of Directors must be submitted to the Company, in writing, at least forty-eight (48) hours before the date scheduled for the AEGM called herein, that is, until 10 a.m. on April 23, 2024, or requested through absentee voting ballot.

General Instructions
According to RCVM 81/22, the attendance of Shareholders in the AEGM may be made through a digital platform to be made available by the Company for access on the day and time of the AEGM or through absentee voting. The guidelines and procedures applicable to both types of attendance referred to herein, as well as the other instructions relating to the AEGM, are detailed in the Shareholder’s Manual abovementioned, which is available at Suzano’s head office, on the Company’s investor relations website (www.suzano.com.br/ri), as well as on the CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br) websites.
To attend to the AEGM, Shareholders must submit to the Company an access request, together with the following documents, under article 126 of the Brazilian Corporation Law and as further detailed in the Shareholder’s Manual: (i) proper identity document of the shareholder or its representative; (ii) proof issued by the financial institution depositary of the book-entry shares or in the custody of its ownership; (iii) documents proving the powers of the legal representative of the shareholder as a company or the manager or administrator, in the case of investment funds; and (iv) power of attorney, duly regularized by the law, in the event of representation of the shareholder by an attorney-in-fact.

Attendance through digital platforms is restricted to the shareholders, their representatives, or proxies, as the case may be, that are accredited as detailed in the Shareholder’s Manual and who enter the system by the time of opening of the AEGM. Accreditation must be performed by 10 a.m. on April 23, 2024, through electronic registration at the link: https://qicentral.com.br/m/agoe-suzano-2024.

Without prejudice to the possibility of attending the AEGM electronically, the Company recommends that the Shareholders exercise their voting right through the distance voting ballot. In this case, up to and including 18 April 2024, shareholders should transmit their voting instructions, delivering the respective absentee ballots: (i) to the Company’s share bookkeeper; (ii) to their respective custody agents, regarding shareholders holding shares deposited with a central depository; or (iii) directly to the Company, through the link https://qicentral.com.br/m/agoe-suzano-2024, subject to the rules established in RCVM 81/22 and the procedures described in the absentee ballot made available by the Company.

Guidance on the procedures for attending to and voting at the AEGM, as well as other instructions relating to the AEGM, are detailed in the Shareholder’s Manual.
São Paulo, March 25, 2024.

David Feffer
Chairman of the Board of Directors